UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022
Commission File Number: 001-40649

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REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

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Kibbutz Glil-Yam
4690500, Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 16, 2022, REE Automotive Ltd. (the “Company”) published a notice (the “Notice”) that it will hold an Annual General Meeting of Shareholders (the “2022 Annual Meeting”) on October 21, 2022, with a record date (the “Record Date”) of September 21, 2022. The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record as of the Record Date for the 2022 Annual Meeting. The Notice is furnished as Exhibit 99.1 herewith.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Notice of Annual General Meeting of Shareholders of REE Automotive Ltd. to be held on October 21, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2022

REE Automotive Ltd.
By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel